Via EDGAR

April 6, 2007

United States Securities and Exchange Commission

Washington, DC 20549

Attention: Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Biovest International, Inc.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

Form 10-Q for the Quarterly Period Ended December 31, 2006

File No. 000-11480

Dear Mr. Rosenberg:

Biovest International, Inc. (“Biovest”, or the “Company”) has received your correspondence dated March 26, 2007 regarding the comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) to the above-referenced Form 10-KSB and Form 10-Q of the Company (the “Comment Letter”).

We are unable to completely respond to the Comment Letter at this time despite diligent efforts, and anticipate being able to provide responses on or before April 16, 2007. In order to respond to the Staff’s comments in a precise and comprehensive manner, we must consult with our accountants, consultants and legal counsel. Our goal, both at this time and in our initial reporting, is and has been to report these transactions accurately and precisely, and further review with our legal and accounting resources is required to ensure that this goal is met.

As the Comment Letter requests, I also acknowledge that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

-

the Staff comments or changes to the disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments. We anticipate providing responses to the comments in the timeframe referenced above. If you or the Staff have any further comments or questions, please contact our Director of Legal Affairs, David Moser at (813) 864-2554, or our outside counsel, H. Bryan Brewer at (202) 585-8303 or bbrewer@nixonpeabody.com.

Sincerely,

By:	/s/ James A. McNulty
Name:	James A. McNulty
Title:	Chief Financial Officer

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606

www.biovest.com tel:813 864 2554 fax: 813 258 6912